[redacted]

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SEC FILE NUMBER
8- 50847

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kovack Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6451 N Federal Highway Suite 1201
(No. and Street)

Fort Lauderdale, FL 33308 (City) Florida (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald J. Kovack 954-782-4771
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolies, Fink and Wichrowski
(Name – *if individual, state last, first, middle name*)

2201 W. Sample Road, Bldg9, Suite 1B, Pompano Beach, FL 33073
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald J. Kovack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kovack Securities, Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA TAYLOR
Comm# DD0873100
Expires 6/28/2013
Florida Notary Assn., Inc

Signature

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Kovack Securities, Inc.

We have audited the accompanying statements of financial condition of Kovack Securities, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kovack Securities, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolies, Fink and Wichrowski

February 10, 2010

KOVACK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash and cash equivalents	$ 1,815,903	$ 1,767,497
Receivables:		
Clearing broker and insurance companies	332,050	207,368
Related parties		45,711
Other receivables	5,000	
Prepaid expenses	33,535	296,954
Property and equipment, net of accumulated depreciation	166,955	155,383
Deposits and other assets	33,081	33,081
	$ 2,386,524	$ 2,505,994

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Accounts payable and accrued expenses	$ 421,756	$ 185,083
Commissions payable	709,945	650,956
Due to related party	74,413	
Deferred income		10,000
Note payable, insurance	-	217,460
	1,206,114	1,063,499
Subordinated note payable	-	225,000
Stockholders' equity:		
Common stock, no par value per share, 10,000 shares authorized, 1,818, shares issued and outstanding at December 31, 2009 and 2008		
Common stock voting, no par value per share, 1,000 shares authorized, 181.8 shares issued and outstanding at December 31, 2009 and 2008	3,198	3,198
Common stock von-voting, no par value per share, 99,000 shares authorized, 17,998.2 shares issued and outstanding at December 31, 2009 and 2008	316,645	316,645
Additional paid-in capital	10,000	10,000
Retained earnings	850,567	887,652
Total stockholders' equity	1,180,410	1,217,495
	$ 2,386,524	$ 2,505,994

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues:		
Commissions, interest and other income	$19,328,908	$18,558,467
Forgiveness of debt	225,000	-
	19,553,908	18,558,467
Expenses:		
Commissions and clearing charges	13,399,086	12,905,074
Rent	254,302	242,044
Depreciation and amortization	54,425	66,245
Interest	8,481	16,990
Other	5,266,866	4,756,875
	18,983,160	17,987,228
Net income	$ 570,748	$ 571,239

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Number of Shares						
	Common Shares	Common Shares Voting	Common Shares Non-Voting	Amount	Additional Paid–in Capital	Retained Earnings	Total
Balance December 31, 2007	1,818		-	$ 319,843	$ 10,000	$1,310,610	$ 1,640,453
Distributions						(994,197)	(994,197)
Pro-rate share exchange	(1818)	182	17,998				
Net income	-	-	-	-	-	571,239	571,239
Balance December 31, 2008	-	182	17,998	319,843	10,000	887,652	1,217,495
Distributions						(607,833)	(607,833)
Net income	-	-	-	-	-	570,748	570,748
Balance December 31, 2009	-	182	17,998	$ 319,843	$ 10,000	$ 850,567	$ 1,180,410

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2009 AND 2008

Subordinated borrowing at December 31, 2007	$ 225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2008	225,000
Increase (decrease) in subordinated borrowings	(225,000)
Subordinated borrowing at December 31, 2009	$ -

The accompanying notes are an integral part of these financial statements

KOVACK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 570,748	$ 571,239
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	54,425	66,245
Forgiveness of debt	(225,000)	
Accounts receivables	(124,682)	201,575
Accounts receivable related party	45,711	236,465
Accounts receivable other	(5,000)	
Prepaid expenses	263,419	188,531
Accounts payable and accrued expenses	236,673	26,601
Accounts payable related party	74,413	
Commissions payable	58,989	(158,552)
Deferred income	(10,000)	(40,000)
Total adjustments	368,948	520,865
Total cash flows from operating activities	939,696	1,092,104
Cash flows (used in) investing activities:		
Purchase of property and equipment	(65,997)	(15,585)
Total cash flows (used in) investing activities	(65,997)	(15,585)
Cash flows (used in) financing activities:		
Stockholder distributions	(607,833)	(994,197)
Principal payments on notes payable insurance, net	(217,460)	(218,675)
Total cash flows (used in) financing activities	(825,293)	(1,212,872)
Net increase (decrease) in cash and cash equivalents	48,406	(136,353)
Cash and cash equivalents, beginning of period	1,767,497	1,903,850
Cash and cash equivalents, end of period	$1,815,903	$1,767,497
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 8,481	$ 16,990
Insurance financed with debt	$ -	$ 244,643

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

The Company was incorporated in the State of Florida on April 23, 1997, as a registered securities broker-dealer with the SEC and FINRA. The Company's headquarters are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Revenue recognition - Purchases and sales of securities are recorded on the settlement date. Investment banking income is recorded at the time the services are completed and the income is reasonably determinable.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, and subordinated notes payable approximate their carrying value.

Income taxes - The Company with the consent of its shareholders, elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the shareholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 and 2008 consists of the following:

	2009	2008	Estimated useful lives
Office equipment and furniture	$ 438,629	$ 372,632	5 years
Leasehold improvements	37,327	37,327	7 years
	475,956	409,959	
Less accumulated depreciation	(309,001)	(254,576)	
	$ 166,955	$ 155,383	

Depreciation expense charged to income was $54,425 and $66,245 in 2009 and 2008, respectively.

4. NOTE PAYABLE - INSURANCE

Notes payable - insurance at December 31, 2009 and 2008 consist of the following:

	2009	2008
Installment note payable, due nine in monthly installments of interest and principal of $27,182, interest at 5.49% in 2008, unsecured.	$ -	$ 217,460

5. SUBORDINATED NOTE PAYABLE

Subordinated note payable at December 31, 2009 and 2008 consists of the following:

	2009	2008
Subordinated note payable, with interest at 4% payable annually, maturing on November 30, 2015, unsecured. On June 18, 2009 the subordinated note payable was forgiven.	$ -	$ 225,000

6. LEASES

The Company has several non-cancelable leases for transportation equipment, office facilities and equipment that expire over the next three years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2009: 2010 – $268,372, 2011- $17,376, and 2012 - $4,344. Rental expense for the Company's corporate headquarters totaled $254,303 and $242,044 for the years ended 2009 and 2008 respectively.

7. PENSION PLAN

Beginning in 2007, the Company is sponsoring a 401k pension plan for the benefit of its employees. Contributions to the plan were $34,154 and $37,572 for the years ended December 31, 2009 and 2008, respectively.

8. COMMITTMEMTS AND CONTINGENCIES

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $339,465 and $111,150 of settlement costs in 2009 and 2008 respectively.

9. RELATED PARTY TRANSACTIONS

Kovack Securities, Inc. (KSI) acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors Inc. (KAI) a registered investment advisor and related party. As the introducing broker/dealer, KSI provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the years ended December 31, 2009 and 2008 the Company earned commissions for this back office support of $356,795 and $310,392, and a management fee of $12,000 and $12,000 for services provided, respectively. On December 31, 2009, KSI owed KAI $74,413, whereas on December 31, 2008, KAI owed KSI, $45,711.

10. COMMON STOCK

On December 31, 2008 the Company authorized the issuance of 100,000 shares of common stock to be split between 1,000 Voting shares, and 99,000 Non-Voting shares. Existing shareholders exchanged their shares on a pro-rate basis, 1 common share of Voting stock, and 99 common shares of Non-Voting for every 10 shares of previously held common stock resulting in the issuance of 181.8 Voting shares and 17,998.2 Non-Voting shares.

11. CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with a major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution.

12. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

The following tables sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 1,815,903	$ -	$ -	$ 1,815,903

13. REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

14. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $938,277, which was $857,870 in excess of its required net capital of $80,407. The Company's net capital ratio was 1.29 to 1.

15. REPORTING REQUIREMENTS UNDER RULE 17a-5

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities and Exchange Act of 1934, which requires certain brokers and dealers to file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing Form X-17A-5 with the Commission. Copies of Parts I and II of Form X-17A-5 and any comments as to weaknesses found in the accounting system, the internal accounting controls or procedures for safeguarding securities are available for examination at the Fort Lauderdale, Florida, office of the Company, and in the regional office of the Securities and Exchange Commission.

KOVACK SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL COMPUTATION:

Total stockholders equity qualified for net capital	$ 1,180,410
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	1,180,410
Deducts and or charges:	
Total non-allowable assets	(238,571)
Net capital before haircuts	941,839
Haircuts on securities:	
Other securities	(3,562)
Undue concentrations	
Money markets	-
	(3,562)
Net capital	$ 938,277

RECONCILIATION:

Net capital, per page 10 of the December 31, 2009 un-audited Focus Report, as originally filed	$ 938,277
Net audit adjustments	-
Net capital, per December 31, 2009 audited report, as filed	$ 938,277

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In planning and performing our audit of the financial statements of Kovack Securities, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs ofcontrol, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entities internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolies, Fink and Wichrowski

Pompano Beach, Florida
February 10, 2010

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Kovack Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kovack Securities, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kovack Securities, Inc's management is responsible for the Kovack Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journal of the Kovack Securities, Inc., noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with Kovack Securities, Inc. financial statements and general ledger and supporting schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and,

5. Compared the amount of any overpayment there were none applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Margolies, Fil and Wielkowski

Pompano Beach, Florida
February 19, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050847 FINRA DEC
KOVACK SECUTITIES, INC. 12*12
6451 N FEDERAL HWY STE 1201
FORT LAUDERDALE, FL 33308-1415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 10,284
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)		(1,584)
______ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		8,700
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 8,700
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 8,700	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kovack, Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chairman
(Title)

Dated the 23 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,364,398
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,532,244
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	429,420
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Forgiveness of Debt of $225,000 per Linda Siemers	225,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,950	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 64,204	
Enter the greater of line (i) or (ii)	64,204
Total deductions	11,250,868
2d. SIPC Net Operating Revenues	$ 4,113,530
2e. General Assessment @ .0025	$ 10,284

(to page 1 but not less than $150 minimum)

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿ Alternate ○ [0011]

Name of Broker Dealer: KOVACK SECURITIES INC. [0013]

SEC File Number: 8- 50847 [0014]

Address of Principal Place of Business: 6451 N. FEDERAL HWY. [0020]

FT. LAUDERDALE [0021] FL [0022] 33308 [0023]

Firm ID: 44848 [0015]

For Period Beginning 10/01/2009 [0024] And Ending 12/31/2009 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RONALD J. KOVACK - CHAIRMAN [0030] Phone: 954-491-1733 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ⦿ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	1,815,903 [0200]		1,815,903 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	165,520 [0295]		
B. Other	[0300]	5,000 [0550]	170,520 [0810]
3. Receivables from non-customers	166,530 [0355]	[0600]	166,530 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities			

[0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	166,955 [0680]	166,955 [0920]
11. Other assets	[0535]	66,616 [0735]	66,616 [0930]
12. TOTAL ASSETS	2,147,953 [0540]	238,571 [0740]	2,386,524 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	784,358 [1115]	[1305]	784,358 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	421,757 [1205]	[1385]	421,757 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	1,206,115 [1230]	0 [1450]	1,206,115 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	292,758 [1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	887,652 [1794]
E. Total	1,180,410 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	1,180,410 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	2,386,525 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2009 [3932] Period Ending 12/31/2009 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	579,226 [3935]
	b. Commissions on listed option transactions	25,856 [3938]
	c. All other securities commissions	3,515,684 [3939]
	d. Total securities commissions	4,120,766 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	428,839 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	1,149,438 [3995]
9.	Total revenue	5,699,043 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	29,540 [4120]
11.	Other employee compensation and benefits	28,050 [4115]
12.	Commissions paid to other broker-dealers	4,039,693 [4140]
13.	Interest expense	0 [4075]
	a. Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses	323,998 [4195]
15.	Other expenses	782,744 [4100]

16.	Total expenses		5,204,025 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		495,018 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		495,018 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		175,904 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- 26740 [4335C]	NATIONAL FINANCIAL SERVICES LL [4335C2]	All [4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		1,180,410 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		1,180,410 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		1,180,410 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	238,571 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-238,571 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		941,839 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment**		

securities:

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		3,562 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-3,562 [3740]
10. Net Capital			938,277 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	80,407 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	80,407 [3760]
14. Excess net capital (line 10 less 13)	857,870 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	817,665 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		1,206,115 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 1,206,115 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 129 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		897,020 [4240]
A.	Net income (loss)		495,018 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-211,628 [4270]
2.	Balance, end of period (From item 1800)		1,180,410 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

KOVACK SECURITIES, INC.
FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008
and
INDEPENDENT AUDITORS' REPORT

KOVACK SECURITIES, INC.
TABLE OF CONTENTS